Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

  Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

             email lwb@burninglaw.com

September 15, 2010

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C.  20549

Attention:

H. Christopher Owings

Re:

Network Dealer Services Holding Corp.

Amendment No. 3 to Form 10-12G

Filed August 25, 2010

File No. 000-53984

Dear Mr. Owings:

I have been retained by Network Dealer Services Holding Corp. (the “Company”) to respond to your letter under date of September 10, 2010, regarding the Company and the above referenced filing.  References like “we,” “our,” “us” and similar words herein refer to the Company, and not the undersigned lawyer, unless specifically indicated otherwise.

The following are the comments in your September 10, 2010, letter, along with the Company’s responses:

Item 2. Financial Information, page 15

Comment No. 1.   Effective August 13, 2010, the age of the financial statements does not satisfy the requirements of Rule 8-08 of Regulation S-X.  When you file our next amendment, the financial statements included in your registration statement must be updated to comply with this Rule.

Response:  We have included our consolidated financial statements for the six months ended June 30, 2010, and 2009, in Item 15.

September 15, 2010

Comment No. 2.  We note your response to comment 1 in our letter dated July 29, 2010, and your added disclosure regarding your estimated additional revenues and commissions resulting in total new anticipated estimated revenues of $25,200 per month beginning in August 2010.  If you do not have appropriate support for these statements, please delete this language and your statements that you will have overall year-to-date profits for the year 2010, which should result in your no longer being considered at risk as a going concern.  Alternatively, please describe in greater detail the basis for these assertions, including whether you have received this monthly revenue in August 2010 and disclose in greater detail how many secured agency agreements you have entered into and the terms of those agreements.  We may have further comments after we review your response.  Please amend your Form 10-Q for the quarterly period ended June 30, 2010 to make similar revisions.

Response:  We have deleted all of this information from our Liquidity discussion and plan on addressing actual revenues received from these described transactions in the 10-Q Quarterly Report for the quarter ended September 30, 2010. We have also amended our 10-Q Quarterly Report for the quarter ended June 30, 2010, to delete this information.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 26

Transactions with Related Persons, page 26

Shareholder (or Members) and Related Party Advances, page 26

Comment No. 3.   Please update the information in this section for the quarterly period ended June 30, 2010.

Response:  We have updated this information to the end of the quarterly period ended June 30, 2010. See Item 7.

Comment No. 4.  We note your response to comment 3 in our letter dated July 29, 2010.  Please insure that all material information from the response is disclosed.  For example, we do not see disclosure of the information from the fourth paragraph of the response regarding business purposes of the loans and advances.

Response:  We have now included the following information in Item 7:

“$200,000 of the indebtedness for each of Joshua A. Griffin and R. Shane Griffin was loaned to Red Foxx LLC for the purpose of entering into the SCS Consulting Agreement with SCS Consulting Services, Inc. described in Item 1.  All other indebtedness was loaned for working capital.  More specifically, our business purpose for requesting and receiving advances from Great Western has been to meet our cash demands.  When we have experienced a cash shortfall, we have requested that Great Western advance us the funds to meet our immediate cash

September 15, 2010

demands.  These cash demands include funds required to make payroll, to make lease payments, to pay invoices and to cover our customary operating expenses.”

We believe the foregoing has fully responded to your latest comments, and we would greatly appreciate receiving a “no further comment” letter, if you are satisfied with our responses.

Yours very sincerely,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB/st

cc.

Ronald E. Alper

United States Securities and Exchange Commission

Via Facsimile: 703-813-6980